UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2018

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website and apps is not incorporated by reference into this report.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Credit Suisse publishes its 2017 annual reporting suite, comprising the Annual Report, the Corporate Responsibility Report and the publication “Corporate Responsibility – At a Glance”, as well as the Agenda for the Annual General Meeting of Shareholders on April 27, 2018.

The documents will be available online at 07:00 CET today.

The Agenda for the Annual General Meeting published by the Board of Directors of Credit Suisse Group AG includes, among other items:
• Proposal for a distribution to shareholders for the 2017 financial year of CHF 0.25 per registered share in the form of a cash distribution.
• Proposal for election of Michael Klein and Ana Paula Pessoa as new members of the Board of Directors for a term until the end of the next Annual General Meeting.
• Richard E. Thornburgh, upon reaching the tenure limit, will not stand for re-election to the Board of Directors.
• Proposal for re-election of the Chairman and all other members of the Board of Directors.
• Approval of the compensation of the Board of Directors and the Executive Board and consultative vote on the 2017 Compensation Report.

Zurich, March 23, 2018 Credit Suisse Group AG and Credit Suisse AG today published their 2017 Annual Report, which includes Credit Suisse’s audited financial statements and Compensation Report. The Corporate Responsibility Report and the publication “Corporate Responsibility – At a Glance” have also been published. Further, the Board of Directors of Credit Suisse Group AG today announced its Agenda for the Annual General Meeting on April 27, 2018.

Distribution payable out of capital contribution reserves
As previously announced, the Board of Directors proposes a distribution out of capital contribution reserves of CHF 0.25 per registered share in cash for the 2017 financial year. Shareholders are no longer offered the option of a scrip dividend to avoid the dilution effect associated with previous scrip dividends. The payment of the cash distribution is scheduled for May 8, 2018.

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Michael Klein and Ana Paula Pessoa as new non-executive Board members at the Annual General Meeting of Shareholders on April 27, 2018 for a term until the end of the next Annual General Meeting. Michael Klein is a recognized international banking professional and expert with over 30 years of experience in banking and financial services. Ana Paula Pessoa has wide-ranging experience in finance and strategy spanning more than two decades.

Richard E. Thornburgh, upon reaching the tenure limit, will not stand for re-election to the Board of Directors of Credit Suisse Group AG.

Chairman Urs Rohner and the other members of the Board of Directors of Credit Suisse Group AG will stand for re-election for a term until the end of the next Annual General Meeting.

Media Release
March 23, 2018 Page 2/4

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with Respect to Listed Stock Corporations, the Annual General Meeting of Shareholders votes separately and with binding effect on the overall compensation of the Board of Directors and the Executive Board.

The Annual General Meeting of Shareholders approves on an annual basis the compensation of the Board of Directors in advance and for the period until the next ordinary General Meeting of Shareholders. For the period until the 2019 Annual General Meeting of Shareholders, the Board of Directors proposes for approval a maximum compensation for the Board of Directors of CHF 12.0 million.

Additionally, the Annual General Meeting of Shareholders approves on an annual basis the compensation of the Executive Board in terms of three components: fixed compensation, short-term variable incentive compensation and long-term variable incentive compensation. For the 2018 Annual General Meeting of Shareholders, the Board of Directors proposes the approval of the aggregate amount of CHF 25.46 million for short-term variable incentive compensation for the Executive Board for the 2017 financial year (retrospective approval). The Board of Directors also proposes approving a maximum amount of CHF 31.0 million for fixed compensation for the Executive Board for the period until the 2019 Annual General Meeting of Shareholders (prospective approvals) and the maximum amount of CHF 58.5 million for long-term variable incentive compensation for the 2018 financial year (prospective approvals).

Consultative vote on the 2017 Compensation Report
Consistent with our practice in prior years, the 2017 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting of Shareholders for a consultative vote.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and Agenda for the Annual General Meeting of Shareholders are available on the Credit Suisse website at: www.credit-suisse.com/agm.

2017 Annual Report
The 2017 Annual Report contains a detailed description of the Group’s strategy, organizational structure, corporate governance, compensation policies, and treasury and risk management framework. Also, it includes a review of the Group’s operating and financial results accompanied by Credit Suisse’s audited annual financial statements.

2017 Corporate Responsibility Reporting
The 2017 Corporate Responsibility Report is part of the 2017 annual reporting suite and describes how Credit Suisse Group AG assumes its various responsibilities as a bank towards society and the environment. The publication “Corporate Responsibility – At a Glance” provides an overview of the most important processes and activities that reflect our approach to corporate responsibility in our core business, in society, as an employer and for the environment.

Both publications are available for download from 07:00 CET today and hard copies can be ordered free of charge at: www.credit-suisse.com/annualreporting.

Media Release
March 23, 2018 Page 3/4

The 2017 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, March 23, 2018, and will be available for download at:
www.credit-suisse.com/sec.

1Q18 Earnings Release
Credit Suisse will announce its first quarter 2018 financial results at 07:00 CEST on April 25, 2018.

Biographies of the proposed new non-executive Board members
Michael Klein, born in 1963, US citizen, is the owner and managing partner of M. Klein & Company, a private strategic and financial advisory firm based in New York. From 1985 to 2008 he worked for Citigroup and its predecessor company Salomon Brothers in a variety of roles including Head of Global Financial Entrepreneurs & Private Equity Coverage, Head of Investment Banking, EMEA, Co-Head of Global Investment Banking, CEO of Markets & Banking, EMEA, CEO of Global Banking, Co-President of Markets & Banking, and Chairman and Co-CEO of Markets & Banking. Michael Klein also served as Vice Chairman of Citigroup and Chairman of its Institutional Clients Group. Since leaving Citigroup, he advised the British government during the financial crisis, amongst other roles. Michael Klein holds a number of directorships, including for the Harvard Global Advisory Council, the World Food Programme and the Peterson Institute for International Economics. Michael Klein holds a degree in Economics from the Wharton School of the University of Pennsylvania.

Ana Paula Pessoa, born in 1967, Brazilian citizen, is a partner, investor and chair of Kunumi AI, a Brazilian start-up company in the field of artificial intelligence. Since 2015 she has been an independent member of the Board of Directors and a member of the Strategy and Investment Committee of Vinci Group, Paris. She has also been a member of the Advisory Board of Instituto Atlántico de Gobierno in Spain since 2015. In addition, she has been an independent member of the Board of Directors and a member of the Audit Committee of News Corporation, New York, since 2013. Ana Paula Pessoa has been a member of the Advisory Board of The Nature Conservancy since 2014 and a member of the Audit Committee of Fundação Roberto Marinho, Brazil, since 2006. From 2015 to 2017 Ana Paula Pessoa was CFO of the Organising Committee for the 2016 Olympic and Paralympic Games in Rio de Janeiro. In 2012 she opened the Brazilian branch of Brunswick Group where she worked as a managing partner until 2015. From 2011 to 2015 she was an investor in and Chair of Neemu Internet, a provider of e-commerce search and recommendation technology. In 2011, she founded Black-Key Venture Creation. From 2001 to 2011, she was CFO and Innovation Director of the Infoglobo newspaper group. From 1993 to 2001, she worked in senior management positions in a number of media sectors for Globo Organizations, Brazil. From 1992 to 1993 Ana Paula Pessoa was a teaching assistant and research associate in the Stanford University program in Florence and from 1988 to 1990 for the United Nations Development Programme in New York and Benin. Ana Paula Pessoa holds degrees in Economics and International Relations and Development Economics from Stanford University, California.

Information
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com
Amy Rajendran, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Media Release
March 23, 2018 Page 4/4

Credit Suisse
Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The group employs approximately 46,840 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives, ambitions, targets or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity, and other targets, objectives and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyber attacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations ;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Flavio Lardelli
Flavio Lardelli
Date: March 23, 2018		Director